Exhibit (e)(27)
As part of the agreement that Avocent entered into with Emerson Electric Co., all outstanding options to purchase Avocent stock will be fully vested and cancelled at the closing of the acquisition. If you have any unexercised options with a purchase price below the $25.00 tender offer from Emerson Electric, these options will be automatically cashed out upon closing of the acquisition transaction at $25.00 per share minus the option price. Proceeds of the sale will be paid to you through the payroll system, minus any applicable taxes, as soon as possible after closing.
EXAMPLE: You have 100 unexercised stock options at an option price of $22.36. These options will be cashed out at the tender offer of $25.00 per share.
$25.00 — $22.36 = $2.64 per share. Multiply this by 100 shares for a gross profit of $264.00. This amount would then be processed through the payroll system and distributed to you minus any applicable taxes.

Frequently Asked Questions
Q: What is a tender offer?
A: A tender offer is a offer made to shareholders of record to buy their shares at a specific price during a specific period of time. Emerson Electric’s cash tender offer will be for $25.00 per share.
Q: If my options have already vested, can I exercise them now?
A: Yes. You may exercise your options as you normally would until the day of the closing of the acquisition transaction when they will be cancelled. Employees on the blackout list are subject to the usual trading restrictions during the blackout period. All employees subject to blackout period restrictions have been notified and will be notified again when the blackout period has ended and they are free to trade.
Q: If I exercise my stock options, what will happen to the shares of Avocent Common Stock that I will own as a result of the exercise?
A: As part of the acquisition process, Emerson Electric will launch a tender offer to purchase all of Avocent’s issued and outstanding common stock. If you exercise your stock options, you will have purchased Avocent common stock, which Emerson will then offer to buy in the tender offer for $25.00 per share.
Q: What if I do not tender my common stock shares during the offer period?
A: If you continue to hold your shares of Avocent stock and the acquisition takes place, you will eventually receive the same $25.00 per share that you would have received if you had tendered your shares.
Q: What will happen to my outstanding stock options if I am no longer employed by Avocent when the acquisition closes?
A: Any unvested stock options will be forfeited upon your termination of service with Avocent, unless you have an agreement with Avocent that provides otherwise. If you hold outstanding, unexpired vested options with an exercise price below $25.00, you will receive a cash payment for these options as described above.
Q: How do I know the status of my stock options?
A: To access your Smith Barney account that contains your individual stock option information, click here.
Q: Who do I contact with additional questions about my stock options?
A: For questions regarding your Smith Barney account, please contact customer support at 1-888-873-1194 or 1-210-677-3712. For all other questions, please contact Avocent’s Equity Administrator, Katherine Baker.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
The tender offer for the outstanding shares of Avocent Corporation (the “Company”) described herein commenced on October 15, 2009. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Emerson’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell are being made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which was filed with the U.S. Securities and Exchange Commission (“SEC”) by Globe Acquisition Corporation, a wholly owned subsidiary of Emerson on

October 15, 2009. In addition, on October 15, 2009, the Company filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. The Company’s stockholders are advised to read these documents, any amendments to these documents, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Emerson’s tender offer because they contain important information, including the terms and conditions of the offer. The Company’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (256) 261-6482.

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